FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934


                 For the quarterly period ended August 31, 2004


                                    ICON plc
                               (Registrant's name)


                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Yes___X___                    No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes______                     No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes______                     No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes______                     No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

                                    ICON plc

                     Quarterly Period Ended August 31, 2004


CONTENTS                                                                   Page


General.................................................................      1

Condensed Consolidated Balance Sheets as at
August 31, 2004 and May 31, 2004........................................      2

Condensed Consolidated Statements of Operations for the
three months ended August 31, 2004 and 2003.............................      3

Condensed Consolidated Statements of Cash Flows for the
three months ended August 31, 2004 and 2003.............................      4

Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income................................................      5

Notes to the Condensed Consolidated Financial
Statements..............................................................      6

Management's Discussion and Analysis of Financial
Condition and Results of Operations.....................................     12

Signature Page..........................................................     18

                                    ICON plc

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,550 employees worldwide, with operations in 35 locations in 21 countries including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the three months ended August 31, 2004, we derived approximately 58.4%, 35.6%, and 6.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On July 1, 2004 we acquired 70% of the common stock of Beacon Biosciences, Inc., a leading specialist CRO, which provides a range of medical imaging services to the pharmaceutical, biotechnology and medical device industries.

                                    ICON plc


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                     AS AT AUGUST 31, 2004 AND MAY 31, 2004

                                                                                          (Unaudited)       (Audited)
                                                                                        August 31, 2004    May 31, 2004
                                                                                        ---------------    ------------
                                                                                                    (in thousands)
ASSETS
Current Assets:
      Cash and cash equivalents.......................................................         $49,492         $55,678
      Short term investments - available for sale ....................................          23,081          23,085
      Accounts receivable.............................................................          70,125          74,079
      Unbilled revenue................................................................          66,984          59,861
      Other receivables...............................................................           3,901           4,306
      Deferred tax asset..............................................................           1,684           1,684
      Prepayments and other current assets............................................           8,740           9,468
                                                                                         -------------   -------------
      Total current assets............................................................         224,007         228,161
Other Assets:
      Property, plant and equipment, net..............................................          44,732          42,936
      Goodwill........................................................................          72,277          64,226
                                                                                         -------------   -------------

Total Assets..........................................................................        $341,016        $335,323
                                                                                         =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Accounts payable................................................................         $7,325          $12,801
      Payments on account.............................................................         61,376           61,960
      Other liabilities...............................................................         31,486           35,091
      Income taxes payable............................................................          6,409            4,496
      Bank creditlines and loan facilities............................................          7,000                -
                                                                                         -------------   -------------

       Total current liabilities......................................................        113,596          114,348
Other Liabilities:
      Long term government grants.....................................................          1,337            1,411
      Long term finance leases........................................................            402              167
      Non-current deferred tax liability..............................................          2,637            2,637
      Minority interest...............................................................            590                -
  Shareholders' Equity:
      Ordinary Shares, par value 6 euro cents per share; 20,000,000 shares authorized, 13,842,536 shares issued and outstanding at August 31, 2004
      and
      13,838,476 shares issued and outstanding at May 31, 2004                                    980              980
      Additional paid-in capital......................................................        113,011          112,936
      Accumulated other comprehensive income..........................................          8,298            9,984
      Merger reserve..................................................................             47               47
      Retained earnings...............................................................        100,118           92,813
                                                                                         -------------   -------------

Total Shareholders' Equity............................................................        222,454          216,760
                                                                                         -------------   -------------

Total Liabilities and Shareholders' Equity............................................       $341,016         $335,323
                                                                                         =============   =============

The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON plc


                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED AUGUST 31, 2004 AND 2003
                                   (UNAUDITED)


                                                          Three Months Ended
                                                              August 31,
                                                              ----------
                                                          2004           2003
                                                          ----           ----
                                                         (in thousands except
                                                       share and per share data)
   Revenue:
         Gross revenue.................................  $117,195     $106,177
         Subcontractor Costs...........................   (38,856)     (37,242)
                                                       ----------   ----------

         Net revenue...................................    78,339       68,935

   Costs and expenses:
         Direct costs..................................    42,453       37,699
         Selling, general and administrative expenses..    23,339       21,025
         Depreciation .................................     3,062        2,589
                                                       ----------   ----------

         Total costs and expenses......................    68,854       61,313

   Income from operations..............................     9,485        7,622
   Interest income.....................................       197           73
   Interest expense....................................       (33)         (26)
                                                       ----------   ----------

   Income before provision for income taxes............     9,649        7,669
   Provision for income taxes..........................    (2,322)      (2,065)
   Minority Interest...................................       (22)           -
                                                       ----------   ----------

   Net income..........................................    $7,305       $5,604
                                                       ==========   ==========
   Net income per Ordinary Share:
         Basic ........................................     $0.53        $0.46
                                                       ==========   ==========
         Diluted.......................................     $0.52        $0.44
                                                       ==========   ==========

Weighted average number of Ordinary Shares outstanding:

         Basic.........................................13,837,986   12,153,772
                                                       ==========   ==========

         Diluted.......................................14,105,288   12,606,971
                                                       ==========   ==========


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON plc


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED AUGUST 31, 2004 AND 2003
                                   (UNAUDITED)

                                                                                        Three Months Ended
                                                                                     August 31           August 31
                                                                                     ---------           ---------
                                                                                          2004               2003
                                                                                          ----               ----
                                                                                                (in thousands)
Cash flows from operating activities:
Net income................................................                               $7,305             $5,604
Adjustments to reconcile net income to net cash
  (used in)/provided by
   operating activities:..................................
   Depreciation...........................................                                3,062              2,589
   Amortization of grants.................................                                 (48)                (9)
     Minority interest....................................                                   22                  -
Changes in assets and liabilities:
   Decrease in accounts receivable........................                                4,340              4,055
   Increase in unbilled revenue...........................                              (6,837)            (8,090)
   Increase in other receivables..........................                                (555)            (3,466)
   Decrease/(increase) in prepayments and other
   current assets ........................................                                 669            (1,976)
   (Decrease)/increase in payments on account.............                                (548)              1,736
   (Decrease)/increase in other liabilities...............                              (3,559)              2,823
   Increase in income taxes payable.......................                                1,785              2,138
    Decrease in accounts payable..........................                              (5,625)            (5,612)
                                                                                 ---------------    ---------------

Net cash provided by/(used in) operating activities.......                                   11              (208)
Cash flows from investing activities:
   Purchase of property, plant and equipment..............                              (4,546)            (3,428)
   Purchase of subsidiary undertakings and acquisition
   costs..................................................                              (9,913)                  -
   Net cash acquired with subsidiary undertakings.........                                1,658                  -
   Deferred payments in respect of prior year acquisitions                                  (6)              (102)
                                                                                 ---------------    ---------------

Net cash used in investing activities.....................                             (12,807)            (3,530)
Cash flows from financing activities:
Proceeds from / (repayment of) bank overdraft.............                                7,000            (1,080)
Proceeds from issuance of share capital...................                                    -             45,705
Proceeds from exercise of share options...................                                   75              1,819
Share issuance costs......................................                                    -              (402)
Costs in relation to prior year share issuance............                                (104)                  -
Repayment of other liabilities............................                                (117)                (3)
                                                                                 ---------------    ---------------
Net cash provided by financing activities.................                                6,854             46,039
Effect of exchange rate movements on cash.................                                (244)            (3,197)
                                                                                 ---------------    ---------------

Net (decrease)/increase in cash and cash equivalents......                              (6,186)             39,104
Cash and cash equivalents at beginning of period..........                               55,678             18,311
                                                                                 ---------------    ---------------

Cash and cash equivalents at end of period................                              $49,492            $57,415
                                                                                 ===============    ===============



The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON plc


 CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)


                                                                             Accumulated
                                                             Additional         Other
                                                               Paid-in      Comprehensive     Retained    Merger
                                         Shares      Amount    Capital          Income        Earnings    Reserve     Total
                                         ------      ------    -------          ------        --------    -------     -----

                                                     (dollars in thousands, except share data)


     Balance at May 31, 2004........     13,838,476    $980      $112,936            $9,984     $92,813        $47   $216,760


     Comprehensive Income:
   Net income.......................              -       -             -                 -       7,305          -      7,305
   Currency translation adjustment..              -       -             -           (1,686)           -          -    (1,686)
                                                                                                                   ----------
   Total comprehensive income.......                                                                                    5,619
   Exercise of Share Options........          4,060       -            75                 -           -          -         75
                                         ---------- -------    ----------         ---------   ---------   -------- ----------
     Balance at August 31, 2004          13,842,536    $980      $113,011            $8,298    $100,118        $47   $222,454
                                         ========== =======    ==========         =========   =========   ======== ==========

 The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON plc

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                 AUGUST 31, 2004


1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2004, except as described below.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2004 annual report on Form 20-F. Operating results for the three months ended August 31, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2005.



2. Acquisitions

Acquisition of Beacon

On July 1, 2004, the Company acquired 70% of the common stock of Beacon Biosciences, Inc. ("Beacon"), based in Pennsylvania, USA, for an initial cash consideration of U.S.$9.9 million, excluding costs of acquisition.

The acquisition of Beacon has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                                 At July 1,
                                                                 ----------
                                                                       2004
                                                                       ----
                                                             (in thousands)
       Property, Plant and Equipment                                   $792
       Goodwill                                                       8,760
       Cash                                                           1,658
       Other Current Assets                                             935
       Current liabilities                                          (1,350)
       Long term liability                                            (352)
                                                            ----------------
                                                                     10,443
       Minority Interest                                              (568)
       ---------------------------------------------------------------------
       Purchase Price                                                $9,875
       ---------------------------------------------------------------------



The results of Beacon have been included in the consolidated financial statements from July 1, 2004.

Prior Period Acquisitions

On September 9, 2003, the Company acquired 100% of the outstanding shares of Globomax LLC ("Globomax"), based in Maryland, USA, for an initial cash consideration of U.S.$10.9 million, excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006.

The pro forma effect of the Globomax and Beacon acquisitions if completed on June 1, 2003 would have resulted in net revenue, net income and earnings per share for the three months ended August 31, 2003 and 2004 as follows:


                                                 Three months ended
                                                     August 31
                                                     ---------
                                                2004             2003
                                                ----             ----
                                                   (in thousands)
       Net Revenue                                 $78,721         $72,785
       Net Income                                   $7,258          $5,750
       Basic Earnings per Share                      $0.52           $0.47
       Diluted Earnings Per Share                    $0.51           $0.46

An effective tax rate of 35.0% was imputed on the profits before tax of Globomax for the periods prior to acquisition.

3. Goodwill



                                                       Three months ended            Year ended
                                                                August 31              May 31
                                                                     2004                2004
                                                           (in thousands)         (in thousands)

       Opening Balance                                            $64,226             $45,029
       Arising during the year                                      8,760              13,134
       Arising on earn-out (current and prior year                      -               3,215
       acquisitions)
       Foreign exchange movement                                    (709)               2,848
       --------------------------------------------------------------------------------------

       Closing Balance                                            $72,277             $64,226
       ======================================================================================


The distribution of goodwill by business segment was as follows:

                                      Three months ended            Year ended
                                                August 31               May 31
                                                     2004                 2004
                                           (in thousands)        (in thousands)
                                           --------------        --------------

       Central laboratory                          $7,017               $7,017
       Clinical research                           65,260               57,209
       ------------------------------------------------------------------------

       Total                                      $72,277              $64,226
       ------------------------------------------------------------------------


4. Net income per Ordinary Share

Basic net income per Ordinary Share has been computed by dividing net income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net income per Ordinary Share is computed by adjusting the weighted average number of Ordinary Shares outstanding during the period for all potentially dilutive Ordinary Shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential Ordinary Shares.

There is no difference in net income used for basic and diluted net income per Ordinary Share. The reconciliation of the number of shares used in the computation of basic and diluted net income per Ordinary Share is as follows:


                                                     Three Months Ended
                                                          August 31,
                                                          ----------

                                                       2004           2003
                                                       ----           ----


Weighted average number of Ordinary Shares
outstanding for basic net income per
Ordinary Share                                   13,837,986     12,153,772
Effect of dilutive share options outstanding        267,302        453,199
                                               ------------- --------------

Weighted average number of Ordinary Shares
for diluted net income per Ordinary Share        14,105,288     12,606,971
                                               ============= ==============

5. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Taiwan, Hong Kong, South Africa, Spain, Hungary and India. Segment information for the three month periods ended August 31, 2004 and 2003 are as follows:


     a) The distribution of net revenue by geographical area was as follows:

                                                          Three months ended
                                                               August 31,
                                                               ----------
                                                           2004           2003
                                                           ----           ----
                                                          (in thousands)
       Ireland*                                          $10,638        $9,884
       Rest of Europe                                     17,214        12,459
       U.S.                                               45,784        44,464
       Rest of the World                                   4,703         2,128
       ---------------------------------------------------------- -------------

       Total                                             $78,339       $68,935
       ---------------------------------------------------------- -------------
       * All sales shown for Ireland are export sales.


     b) The distribution of net revenue by business segment was as follows:


                                                       Three months ended
                                                           August 31,
                                                           ----------
                                                        2004           2003
                                                        ----           ----
                                                       (in thousands)
       Central laboratory                              $6,550        $5,723
       Clinical research                               71,789        63,212
       --------------------------------------------------------------------

       Total                                          $78,339       $68,935
       --------------------------------------------------------------------


     c) The distribution of income from operations by geographical area was as follows:

                                                       Three months ended
                                                            August 31,
                                                            ----------
                                                         2004          2003
                                                         ----          ----
                                                        (in thousands)
       Ireland                                         $2,811        $2,056
       Rest of Europe                                   2,338           639
       U.S.                                             2,699         4,835
       Rest of the World                                1,637            92
       --------------------------------------------------------------------

       Total                                           $9,485        $7,622
       --------------------------------------------------------------------

     d) The distribution of income from operations by business segment was as follows:

                                                     Three months ended
                                                         August 31,
                                                         ----------
                                                     2004          2003
                                                     ----          ----
                                                     (in thousands)
       Central laboratory                           $(861)      $(1,231)
       Clinical research                            10,346         8,853
       -----------------------------------------------------------------

       Total                                        $9,485        $7,622
       -----------------------------------------------------------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                                      August 31,       May 31,
                                                           2004          2004
                                                           ----          ----
                                                          (in thousands)
       Ireland                                          $19,447       $18,799
       Rest of Europe                                     7,053         7,202
       U.S.                                              17,245        15,935
       Rest of the World                                    987         1,000
       ----------------------------------------------------------------------

       Total                                            $44,732       $42,936
       ----------------------------------------------------------------------


     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                  August 31,       May 31,
                                                        2004          2004
                                                        ----          ----
                                                         (in thousands)
       Central laboratory                             $3,766        $3,989
       Clinical research                              40,966        38,947
       -------------------------------------------------------------------

       Total                                         $44,732       $42,936
       --------------------------------------------------------------------


     g) The distribution of depreciation by geographical area was as follows:

                                                        Three months ended
                                                             August 31,
                                                             ----------
                                                         2004          2003
                                                         ----          ----
                                                          (in thousands)
       Ireland                                         $1,119          $834
       Rest of Europe                                     493           418
       U.S.                                             1,361         1,249
       Rest of the World                                   89            88
       --------------------------------------------------------------------

       Total                                           $3,062        $2,589
       --------------------------------------------------------------------

     h) The distribution of depreciation by business segment was as follows:

                                                            Three months ended
                                                                 August 31,
                                                                 ----------
                                                             2004          2003
                                                             ----          ----
                                                               (in thousands)
       Central laboratory                                    $236          $285
       Clinical research                                    2,826         2,304
       ----------------------------------------------------------- -------------

       Total                                               $3,062        $2,589
       ----------------------------------------------------------- -------------


     i) The distribution of total assets by geographical area was as follows:

                                                    August 31,       May 31,
                                                          2004          2004
                                                          ----          ----
                                                           (in thousands)
       Ireland                                         $73,144       $76,165
       Rest of Europe                                  103,749       115,056
       U.S.                                            160,998       141,104
       Rest of the World                                 3,125         2,998
       ---------------------------------------------------------------------

       Total                                          $341,016      $335,323
       ---------------------------------------------------------------------


     j) The distribution of total assets by business segment was as follows:

                                                  August 31,       May 31,
                                                        2004          2004
                                                        ----          ----
                                                         (in thousands)
       Central laboratory                            $19,317       $20,343
       Clinical research                             321,699       314,980
       ------------------------------------------------------ -------------

       Total                                        $341,016      $335,323
       ------------------------------------------------------ -------------

ICON plc


Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Annual Report on Form 20-F for the fiscal year ended May 31, 2004. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,550 employees worldwide, with operations in 35 locations in 21 countries including the United States and major markets in Europe and Rest of World and have managed clinical trials in over 55 countries. For the three months ended August 31, 2004, we derived approximately 58.4%, 35.6%, and 6.0% of our net revenue in the United States, Europe and Rest of World, respectively.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer's contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, then an adjustment is recorded in the period in which they become readily estimable.

As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have fourteen operations operating in U.S. dollars, five trading in Euros, three in pounds Sterling, and one each in Australian dollars, Indian Rupee, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Russian Rouble, Canadian dollar, Hungarian Forint, Taiwan dollar and Hong Kong dollar. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to August 31, 2004, we have received $2,464,243 and $1,831,592 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended August 31, 2004 Compared with Three Months Ended August 31, 2003

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                              Three Months Ended
                                                              ------------------
                                               August 31,           August 31,                      2003
                                               ----------           ----------                      ----
                                                  2004                  2003                     to 2004
                                                  ----                  ----                     -------
                                                                                                Percentage
                                                                                                ----------
                                                        Percentage of Net Revenue                Increase
                                                        -------------------------                --------


Net revenue............................             100.0%             100.0%                          13.6%
Costs and expenses:
Direct costs...........................              54.2%              54.7%                          12.6%
Selling, general and administrative....              29.8%              30.4%                          11.0%
Depreciation and amortization..........               3.9%               3.8%                          18.3%
Income from operations.................              12.1%              11.1%                          24.4%



Net revenue increased by $9.4 million or 13.6%, from $68.9 million to $78.3 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (Globomax & Beacon) amounted to $3.6 million for the three months ended August 31, 2004. Including the impact of acquisitions, revenues in the United States, and Europe and the Rest of World grew by 3.0% and 33.0% respectively. For the three months ended August 31, 2004, net revenue for our central laboratory business grew by 14.5% from $5.7 million to $6.6 million while our clinical research segment grew by 13.6% from $63.2 million to $71.8 million over the comparable period. The growth in net revenue in our clinical research segment and central laboratory is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the Pharmaceutical, Biotechnology and Medical Device industries, an underlying increase in research and development spending and consolidation in the CRO industry.

Direct costs increased by $4.8 million, or 12.6%, from $37.7 million to $42.5 million, primarily due to increased staff numbers needed to support increased project related activity and increased direct costs arising from the acquisitions amounting to $1.5 million. Direct costs, as a percentage of net revenue decreased from 54.7% in the three months to August 31, 2003 to 54.2% for the quarter ended August 31, 2004.

Selling, general and administrative expense increased by $2.3 million, or 11.0%, from $21.0 million to $23.3 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $0.7 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 30.4% in the three months ended August 31, 2003, to 29.8% for the quarter ended August 31, 2004.

Depreciation increased by $0.5 million, or 18.3%, from $2.6 million to $3.1 million. This increase is due to the continued investment in facilities and information technology to support the growth in activity. As a percentage of net revenue, depreciation increased from 3.8% of net revenues in the three months to August 31, 2003, to 3.9% for the three months ended August 31, 2004.

Income from operations increased by $1.9 million, or 24.4%, from $7.6 million to $9.5 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisition of Globomax and Beacon. As a percentage of net revenue, including the effect of acquisitions, income from operations increased from 11.1% in the three months to August 31, 2003, to 12.1% for the quarter ended August 31, 2004. For the quarter, income from operations, as a percentage of net revenue, for the central laboratory was (13.1%), an improvement from the reported (21.5%) in the same quarter in fiscal 2004. The central laboratory constitutes approximately 8% of our business. Operating margins for our clinical research segment increased from 14.0% in the three months ended August 31, 2003, to 14.4% for the three months ended August 31, 2004.

Net interest income for the three months ended August 31, 2004, was $0.16 million compared to $.01 million for the equivalent period last year. Higher average level of funds invested in the first quarter this year over last year contributed to the increased interest income.

Our effective tax rate for the three months ended August 31, 2004 was 24.1% compared to 26.9% for the comparable period last year. The decrease in the effective rate was due to a change in the geographic distribution of pre-tax earnings.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million, raised in our secondary offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries in the three months ended August 31, 2003 and August 31, 2004 amounted to $40.3 million and $46.5 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of August 31, 2004, our working capital amounted to $110.4 million, compared to $113.8 million at May 31, 2004. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding, decreased from 60 days at May 31, 2004 to 59 days at August 31, 2004.

Net cash provided by operating activities was less then $0.1 million in the three months ended August 31, 2004, compared to net cash used in operating activities of $0.2 million in the three months ended August 31, 2003.

Net cash used in investing activities was $12.8 million in the three months ended August 31, 2004, compared to $3.5 million in the three months ended August 31, 2003. This increase is due primarily to the $9.9 million paid in respect of the acquisition of 70% of the common stock of Beacon during the quarter ended August 31, 2003.

Net cash provided by financing activities was $6.9 million in the three months ended August 31, 2004, compared with $46.0 million in the three months ended August 31, 2003.

As a result of these cash flows, cash and cash equivalents decreased by $6.2 million in the three months ended August 31, 2004, compared to an increase of $39.1 million in the three months ended August 31, 2003.

Our U.S. subsidiary, ICON Clinical Research, Inc. (the "Borrower"), had a $12 million secured line of credit (the "PNC Facility") with PNC Bank N.A. ("PNC"). The PNC Facility bore interest at an annual rate equal to PNC's Prime Rate less three-quarters of one percent. The full sum of the unpaid principal and interest was payable on demand. The PNC Facility was secured by a first priority security interest in certain assets of the Borrower. This facility was terminated on July 3, 2003.

On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million; and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the banks. This facility bears interest at an annual rate equal to the Banks Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under a term loan facility of $40 million and a multi currency overdraft facility of $5 million. As at August 31, 2004, the full amount of these facilities were available to be drawn down. ICON Clinical Research, Inc. (a subsidiary of ICON plc) is entitled to make borrowings under a revolving credit facility of $15 million. As at August 31, 2004, US$8 million of this facility was available to be drawn down.

On July 1, 2004, ICON acquired 70% of the common stock of Beacon Biosciences, Inc., for an initial cash consideration of $9.9 million.

On September 9, 2003, ICON completed the acquisition of Globomax LLC, for an initial cash consideration of $10.9 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$4.0 million depending on the performance of Globomax over the period from date of acquisition to May 31, 2006.

The Company entered into an overdraft agreement with Allied Irish Banks, plc ("AIB") whereby the company guarantees any overdraft of the subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$144,132). As of August 31, 2004, the full facility was available to be drawn down.

The Company also entered into an overdraft agreement with AIB, whereby the company guaranteed any overdraft of the subsidiary ICON Clinical Research Israel Ltd. up to an amount of U.S.$250,000. This facility was terminated on April 20, 2004.

On November 17, 1998, we entered into an overdraft facility (the "AIB facility") for (euro)2,539,000 ($3,049,593) with AIB. This facility bore an annual interest rate equal to AIB Bank's Prime Rate plus one-quarter of one percent. The full sum of the unpaid principal and interest was repayable on demand. This facility was terminated on July 3, 2003.

On July 29, 2002, we entered into an additional AIB facility for STG(pound)50,000 ($89,442) This facility bore interest at an annual rate equal to AIB Bank's Prime Rate plus two percent. The full sum of the unpaid principal and interest was repayable on demand. This facility was terminated on July 3, 2003.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.


New Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46, revised--Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46R"). FIN 46R addresses the consolidation of variable interest entities ("VIEs"), which include entities that have one or more of the following characteristics: (1) The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) The equity investors lack essential characteristics of a controlling financial interest (as defined by FIN 46R); and (3) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionally small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this Interpretation is required in financial statements that have interests in VIEs or potential VIEs, commonly referred to as special-purpose entities, for periods ending after 15 December 2003. Application for all other types of entities is required in financial statements for periods ending after 15 March 2004. The adoption of FIN 46R has not had a material impact on the Company's Consolidated Financial Statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Under SFAS No. 133, the Company's foreign exchange contracts do not qualify for hedge accounting treatment. The impact of adopting Statement 149 did not have a significant impact on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable financial instruments. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 did not have a significant impact on our financial statements.

The Emerging Issues Task Force (EITF) has reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. Early adoption is permitted. We adopted EITF Issue No. 00-21 on June 1, 2003. The adoptions of EITF Issue No. 00-21did not have a significant impact on our financial statements.


Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                               ICON plc





September 24, 2004                             /s/ Sean Leech

---------------------------------              ---------------------------------
Date                                           Sean Leech
                                               Chief Financial Officer